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                                                                   EXHIBIT 99.3

                       NONSTATUTORY STOCK OPTION AGREEMENT


     THIS AGREEMENT is made and entered into as of January ____, 1994, between Colorado MEDtech, Inc., a Colorado corporation (the "Company"), and _____________________________________________________________ ("Employee").

     WHEREAS, the Company, as an incentive to Employee and to increase Employee's proprietary interest in the Company, desires to make available to Employee a nonstatutory option to purchase shares of the Common Stock of the Company;

     NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the parties agree as follows:

     l. GRANT OF OPTION. This option is granted pursuant to, and is subject to the terms and conditions of a subscription letter from Employee to the Company, dated January ____, 1994. Pursuant to such letter, the Company hereby grants to Employee the right and option (hereinafter referred to as "the option") to purchase ___________________________ shares of the Company's Common Stock ("Shares"). Subject to these provisions, each portion of the vested option shall be exercisable for five (5) years after the date of this Agreement. The purchase price to be paid for such Common Shares upon exercise of the option shall be $________ per share, which represents the average of the closing bid and ask prices of the Common Stock as reported by NASDAQ for the five trading days prior to receipt of subscription, payable in cash upon subscription.

      2. VESTING. One-twelfth (1/12) of the option shall become vested on February 1, 1994, and may be exercised immediately. The unvested portion of the option shall vest one-twelfth (1/12) per month, as of the first day of each of the eleven (11) months after February 1994, commencing March 1, 1994, SUBJECT, as of each of such vesting dates, to the continued employment by the Company of Employee, and PROVIDED, that, in the event Employee is terminated by the Company without cause (where cause means reasonably justifiable termination, based on performance factors) the unvested portion of this option, if any, shall immediately vest.

     3. METHOD OF EXERCISING OPTION. The option may be exercised, in whole at any time or in part from time to time, by giving to the Company notice in writing to that effect. Within thirty (30) days after the receipt by the Company of notice of exercise of the option and upon due satisfaction of all conditions pertaining to the option as set forth in this Agreement, the Company shall cause certificates for the number of Shares with respect to which the option is exercised to be issued in the name of Employee, or Employee's executors, administrators, or other legal representatives, heirs, legatees, next of kin, or distributees, and to be delivered to Employee or Employee's executors, administrators, or other legal representatives, heirs, legatees, next of kin, or distributees. Payment of the purchase price for the shares with respect to which the option is exercised shall be made to the Company upon the delivery of such stock, together with revenue stamps or checks in an amount sufficient to pay any stock transfer taxes required on such delivery. The Company shall give the person or persons entitled to the same

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at least five (5) days' notice of the time and place for delivery and for the payment of such purchase price.

      4. CONDITIONS OF OPTION. The option herein granted to Employee shall not be transferable by Employee other than by will or the laws of descent and distribution, without the Company's written consent.

      5. REPRESENTATION AS TO INVESTMENT. The exercise of such option and the delivery of the Shares subject to the option will be contingent upon the Company being furnished by Employee, Employee's legal representatives, or other persons entitled to exercise such option with a statement in writing, in substantially the form attached as Exhibit A hereto, that at the time of such exercise it is Employee's or their intention to acquire the Shares being purchased solely for investment purposes and not with a view to distribution.

     6. REGISTRATION RIGHTS. Employee shall have registration rights with respect to Shares acquired upon exercise of this option under a Registration Rights Agreement in the form of Exhibit B attached hereto.

     7. NOTICES. Any notice to be given by Employee as required by this Agreement shall be sent to the Company at its principal executive offices and any notice from the Company to Employee shall be sent to Employee at Employee's address as it appears on the Company's books and records. Either party may change the address to which notices are to be sent by informing the other party in writing of the new address.

     8. RESTRICTION AGAINST ASSIGNMENT. Except as otherwise expressly provided above, Employee agrees on behalf of Employee and of Employee's executors and administrators, heirs, legatees, distributees, and any other person or persons claiming any benefits under Employee by virtue of this Agreement, that this Agreement and the rights, interests, and benefits under it shall not be assigned, transferred, pledged, or hypothecated in any way by Employee or any executor, administrator, heir, legatee, distributee, or other person claiming under Employee by virtue of this Agreement. Such rights, interest, or benefits shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge or hypothecation, or other disposition of this Agreement or of such rights, interests, and benefits contrary to the preceding provisions, or the levy of any attachment or similar process thereupon, shall be null and void and without effect.


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     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in its corporate name by its duly authorized corporate officers, and Employee has hereunto set Employee's hand, as of the day and year first above written.

ATTEST:                                COLORADO MEDTECH, INC.


By:                                    By:
   --------------------------------       ---------------------------------
   Bruce L. Arfmann,                        John V. Atanasoff, President
   Secretary

                                       EMPLOYEE


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